EXHIBIT 3.7

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
KINGOLD JEWERLY, INC.

____________________________________

It is hereby certified by an officer of the corporation that:

1.           The name of the corporation (hereby called the “Corporation”) is KINGOLD JEWERLY, INC.

2.           The certificate of incorporation of the Corporation is hereby amended by adding the following to Article 4.1:

"Upon the filing and effectiveness of this Certificate of Amendment of Certificate of Incorporation (this “Amendment”), each share of common stock, par value of one-tenth of a cent ($0.001) per share (“Common Stock”), of the Corporation issued and outstanding immediately prior to such filing and effectiveness, shall be reclassified, changed and combined into one-half (1/2) of a share of Common Stock.  Each holder of record of a certificate representing shares of Common Stock, as of the close of business on the effective date of the filing and effectiveness of this Amendment shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing one (1) share of Common Stock, for every two (2) shares of Common Stock, represented by the certificate or certificates of such holder; provided, however, that no fractional shares of Common Stock shall be issued and in lieu of issuing such fractional shares, the Corporation shall round any fractional shares up to the next whole number of shares."

3.           This amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chief Executive Officer this 8th day of June, 2010.

Kingold Jewelry, Inc.

By: /s/ Jia Zhi Hong
Name: Jia Zhi Hong
Title: Chairman and Chief Executive Officer